SEC 1815 (11-2002) Previous versions obsolete	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OMB APPROVAL
OMB Number: 3235-0116
Expires: August 31, 2005
Estimated average burden hours per response: 6.00

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August, 2003

Commission File Number: 0-31100

RIMFIRE MINERALS CORPORATION
700-700 West Pender Street Vancouver BC Canada V6C 1G8

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

☑

Form 40-F

☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

☐

No

☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

#

Rimfire Minerals Corporation

SUMMARY REPORT ON

THE TIDE PROPERTY

Located in the Stewart Area

Skeena Mining Division

NTS 104B/8E

56o 16’ North Latitude

130o 05' West Longitude

-prepared for-

RIMFIRE MINERALS CORPORATION

Suite 700, 700 West Pender Street

Vancouver, British Columbia, Canada

V6C 1G8

-prepared by-

Henry J. Awmack, P.Eng.

EQUITY ENGINEERING LTD.

Suite 700, 700 West Pender Street

Vancouver, British Columbia, Canada

V6C 1G8

July 30, 2003

#

#

SUMMARY

The Tide property consists of 86 claim units covering 20 km2 of mountainous terrain in northwestern British Columbia.  It is located 36 kilometres north of concentrate-loading port facilities at Stewart, B. C.  A government-maintained gravel road connects Stewart to the former Granduc mill site, approximately one kilometre southeast of the Tide property, from which a dirt road provides access to the eastern edge of the property.  Higher elevations are currently accessed by Stewart-based helicopter.  Rimfire Minerals Corporation owns the property outright, subject to a 1.5% NSR.

The Tide property lies in the heart of the Early Jurassic Stewart-Unuk-Iskut metallogenic belt, which hosts a number of Au-Ag±Cu vein and porphyry deposits associated with 193-198 Ma porphyritic intrusives, including Silbak Premier (5.3 million tonnes @ 10.9 g/tonne Au, 233 g/t Ag) and Kerr (135 million tonnes @ 0.76% Cu, 0.34 g/t Au).  The East Gold Mine was discovered 500 metres east of the Tide property boundary in 1926 and produced 46 tonnes of hand-cobbed ore grading 1,126 g/t Au and 3,106 g/t Ag between 1939 and 1965.  Modern exploration of the Tide property began with silt sampling in 1980 and continued through 1996 with soil sampling, ground and airborne geophysics, trenching and 575 metres of diamond drilling.  Attracted by its kilometre-scale soil/silt geochemistry, widespread precious metal mineralization and excellent access, Rimfire purchased the property in August 2001 and carried out initial geological and geochemical fieldwork in September.

The Tide property is underlain by andesitic volcanics and fine clastics of the Early Jurassic Unuk River Formation.  These are intruded by a roughly coeval, 200 to 1,000 metre wide, feldspar-hornblende±biotite porphyry sill, an offshoot of the 193 Ma Summit Lake Stock.  Two major styles of mineralization have been recognized over an area of 1,700 x 2,500 metres, centred around the porphyry sill.  Within the sill and adjacent to it, “proximal” Au-Ag-Zn-Pb mineralization occurs as quartz-sulphide or massive sulphide veins at a variety of orientations.  Some of the most important zones of proximal mineralization, including the East Gold vein, east of the Tide property, and the High-Grade Vein (0.97 metres grading 1,958 g/t Ag and 8.1 g/t Au), are emplaced along steeply-dipping north-south faults.  The Arrow Zone, with massive sulphide boulders with values including 105 g/t Au, 598 g/t Ag, 20.3% Zn and 5.3% Pb, lies on a prominent 1,600 metre long north-south linear which is inferred to mark a major fault zone.  An irregular sericitized patch at the base of the fault scarp assayed 99 g/t Au and is inferred to be marginal to buried mineralization along the north-south fault.  Zones of “distal” Au-As mineralization occupy a 500 metre wide band in hornfelsed volcanics, located 100 to 900 metres west of the sill contact.  They consist of pyrite-arsenopyrite±quartz veining and fracture-filling within steeply dipping, easterly-trending sheeted fracture zones.  The “distal” zones have been extensively trenched and chip-sampled by previous operators, including 53 g/t Au across 30 centimetres and indicating potential for narrow, high-grade gold shoots.  In addition, 30% of the chip samples from the 36 Zone exceeded 0.5 g/t Au, raising the possibility of a low-grade, bulk-mineable gold target.

Strong multi-element (Au-Ag-As-Cu-Pb-Zn±Mo±Sb) soil/talus fine and silt geochemistry covers a 2,000 by 4,200 metre northerly-trending area of the Tide property, covering the known zones of mineralization and extending north from them.  At higher elevations, “soil” samples are dominantly talus fines, whose analyses would normally give the bulk grade of the source rocks.  Talus fine samples downslope from the zones of “distal” mineralization give very extensive >1000 ppb Au anomalies, which do not appear justified by the bulk grade of the zones uphill.  However, the talus fines may be disproportionately derived from the more easily eroded fracture-hosted mineralization rather than from the intervening and lower-grade hornfelsed volcanics.  This hypothesis of preferential erosion would tend to increase the talus fine results and lower the assays from chip sampling of the “distal” mineralization.  At lower elevations, samples from well-developed soils can indicate significant mineralization at much lower anomaly levels, and widespread anomalies have not been thoroughly investigated.

There is no clear exploration model for the Tide property.  A wide variety of major vein and porphyry Au-Ag±Cu deposits are associated with 193-198 Ma porphyritic intrusives in the Stewart-Unuk-Iskut area.  On the Tide property, kilometre-scale metal zonation is also centred on a 193 Ma feldspar-hornblende porphyry sill and the Tide probably represents another major hydrothermal system belonging to this metallogenic suite.  None of the mineralized zones defined to date on the Tide property is large enough to host a major ore-body, with the possible exceptions of the Arrow and 36 zones.  However, given the right structural “trap”, the Tide system as a whole is extensive enough and rich enough in metals to host a significant deposit.  The Tide property warrants further advanced exploration. A $201,968 (Canadian) program involving diamond drilling is recommended for the Tide property.

#

SUMMARY REPORT ON THE TIDE PROPERTY

TABLE OF CONTENTS

Page

SUMMARY

i

1.0

INTRODUCTION AND TERMS OF REFERENCE

1

2.0

DISCLAIMER

1

3.0

PROPERTY DESCRIPTION AND LOCATION

1

4.0

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES,
            INFRASTRUCTURE, AND PHYSIOGRAPHY

2

5.0

PROPERTY EXPLORATION HISTORY

5

6.0

GEOLOGICAL SETTING

8

6.1

Regional Geology

8

6.2

Property Geology

12

6.2.1

Structure

14

7.0

DEPOSIT TYPES

14

8.0

MINERALIZATION

15

8.0.1

Northpit Zone

15

8.0.2

Riptide/Camp Zones

16

8.0.3

36 Zone

16

8.0.4

Southpit Zone

17

8.0.5

Arrow Zone

17

8.0.6

High-Grade Vein

18

8.0.7

Other Porphyry-hosted

18

8.0.8

Susan and Anna Zones

19

8.0.9

North of East Gold Fault

19

8.1

Metal Zonation in Rocks

20

8.2

Metal Zonation in Soils

30

9.0

EXPLORATION

33

9.1

Silt Geochemistry

33

10.0

SAMPLING METHOD AND APPROACH

33

11.0

SAMPLE PREPARATION, ANALYSES AND SECURITY

34

12.0

DATA VERIFICATION

34

13.0

INTERPRETATION AND CONCLUSIONS

34

14.0

RECOMMENDATIONS

36

14.1

Program

36

14.2

Budget

37

APPENDICES

Appendix A

Bibliography

Appendix B

2001 Quality Control/Quality Assurance

Appendix C

2001 Metallics (Screen) Assays

Appendix D

Geologist’s Certificate

Appendix E

Consent of Author

LIST OF TABLES

Page

Table 3.1

Claim Data

2

Table 5.1

Tide Exploration Programs

5

Table 5.2

Diamond Drilling

7

Table 8.1

2001 Northpit Zone Mineralization

16

Table 8.2

2001 Riptide and Camp Zone Mineralization

16

Table 8.3

2001 36 Zone Mineralization

17

Table 8.4

2001 Southpit Zone Mineralization

17

Table 8.5

2001 Arrow Zone Mineralization

18

Table 8.6

2001 High-Grade Vein Mineralization

18

Table 8.7

Other 2001 Porphyry-hosted Mineralization

19

Table 8.8

2001 East Gold Mineralization

20

Table 8.9

Metal Ratios in Rocks

29

Table 8.10

Rock Correlation Matrix (All Samples)

29

Table 8.11

Rock Correlation Matrix (Porphyry Samples)

30

Table 8.12

Soil Geochemistry Percentiles

30

Table 8.13

Soil Geochemistry Correlation Matrix

32

Table 9.1

Rimfire Tide Exploration Program

33

Table 9.2

Silt Geochemistry Percentiles

33

LIST OF FIGURES

Page

Figure 1

Location Map

3

Figure 2

Claim Map

4

Figure 3

Regional Geology

9

Figure 4

Regional Mineral Deposits

11

Figure 5

Property Geology

13

Figure 6a

Gold Geochemistry in Rocks

21

Figure 6b

Silver Geochemistry in Rocks

22

Figure 6c

Arsenic Geochemistry in Rocks

23

Figure 6d

Copper Geochemistry in Rocks

24

Figure 6e

Molybdenum Geochemistry in Rocks

25

Figure 6f

Lead Geochemistry in Rocks

26

Figure 6g

Antimony Geochemistry in Rocks

27

Figure 6h

Zinc Geochemistry in Rocks

28

Figure 7

Gold-Silver-Arsenic Soil Geochemistry

31

1.0

INTRODUCTION AND TERMS OF REFERENCE

Rimfire Minerals Corporation purchased the Tide property from Newmont Canada Limited in August 2001 and carried out initial fieldwork in September.  Equity Engineering Ltd. (Equity) was contracted to execute the 2001 Tide fieldwork and report on its results (Awmack, 2001).  Given his fieldwork on the Tide property in 2001, the author was requested by Rimfire Minerals Corporation (Rimfire) to examine the data on the Tide property and provide a technical report for filing in accordance with continuous disclosure guidelines and National Instrument 43-101.  The literature used in compiling this report consisted of assessment reports filed with the British Columbia Ministry of Energy and Mines as well as published reports.  The Tide property covers a group of precious metal-bearing polymetallic mineral occurrences in the Stewart area of north-western British Columbia (Figure 1).

In 2001 Rimfire contracted Equity to carry out a 6-day surface program of mapping/prospecting, soil/silt and rock sampling under the direction of the author.  Plutonic Capital Corp. (Plutonic) optioned the property in July 2002 from Rimfire.  Plutonic was attracted to the project by both the arealy extensive anomalous rock, soil and silt geochemistry, within a well endowed metallogenic belt, and by the easy access.  The author has visited most of the mineralized occurrences and is familiar with the property.  Based on historical information and results of the 2001 program, provided by Equity, further exploration of the Tide property is recommended.

2.0

DISCLAIMER

Equity Engineering Ltd. provided information regarding the 2001 exploration program conducted on behalf of Rimfire Minerals Corporation by Equity, as well as historical data regarding the Tide property.  There is no reason to believe that any of this information is incorrect.

3.0

PROPERTY DESCRIPTION AND LOCATION

The Tide property lies in the Coast Mountains of north-western British Columbia, Canada, approximately 36 kilometres north of Stewart (Figures 1 and 4).  It lies within the Skeena Mining Division, centred at 56o 16' north latitude and 130o 05' west longitude.  The claims are located on map sheet 104B/8E.  The property consists of 86 contiguous mineral claim units covering 20.3 km2 (2029 hectares), as summarized in Table 3.0.1.  The claims have not been legally surveyed and no legal corner posts were located in the field by the author.  Records of the British Columbia Ministry of Energy and Mines indicate that all claims are held by Rimfire Minerals Corporation.  Separate documents indicate that Newmont Canada Limited retains a 1.5% NSR on the claims.  Plutonic optioned the property from Rimfire in July of 2002.  Plutonic can earn a 51% interest in the property from Rimfire Minerals Corporation (Rimfire) on completion of the following:

a)

Making cash payments of:

·

$2,000 upon signing of the agreement

·

$13,000 upon regulatory approval

·

$15,000 on or before the first anniversary

·

$25,000 on or before the second anniversary

·

$35,000 on or before the third anniversary

·

$40,000 on or before the fourth anniversary

b)

Issuing to Rimfire:

·

50,000 common shares of Plutonic on or before the first anniversary or payment of $20,000 at the election of Plutonic

·

50,000 common shares of Plutonic on or before the second anniversary or payment of $35,000 at the election of Plutonic

·

50,000 common shares of Plutonic on or before the third anniversary or payment of $60,000 at the election of Plutonic

·

50,000 common shares of Plutonic on or before the fourth anniversary or payment of $85,000 at the election of Plutonic

Incur expenditures of:

·

not less than $185,000 on or before the first anniversary

·

not less than an additional $250,000 on or before the second anniversary

·

not less than an additional $400,000 on or before the third anniversary

·

not less than an additional $600,000 on or before the fourth anniversary

Table 3.1

Claim Data

Claim Name	Mineral Tenure	No. of Units	Record Date	Expiry Date
Bow-1	321461	6	October 8, 1993	October 8, 2006
Bow-2	321462	20	October 9, 1993	October 9, 2006
Bow-3	321463	20	October 9, 1993	October 9, 2006
Bow-4	321464	20	October 8, 1993	October 8, 2006
Arrow	340087	20	September 14, 1995	September 14, 2006
		86

An application to carry out a diamond drilling program was filed and a permit granted (permit no. SMI-2002-0100094-161) by the Ministry of Energy and Mines for British Columbia on September 4, 2002.

4.0

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE

A well-maintained gravel road connects concentrate-shipping port facilities at Stewart with the former Granduc mill-site, less than one kilometre southeast of the Tide property.  A secondary road from the mill-site crosses the Bowser River and runs along the eastern edge of the property to the former East Gold Mine.  Much of this road is overgrown with willows but is otherwise in good condition. During the 2001 program, lower elevations were accessed on foot from a camp on the road and higher elevations by a JetRanger operated by Vancouver Island Helicopters out of its Stewart base.

The Tide property covers the eastern and southern slopes of Tide Mountain, rising out of the Bowser River and the Berendon Glacier.  The property is rugged, with elevations ranging from 650 metres on the Bowser flood-plain to over 2,200 metres in the northwestern corner of the property.  Essentially all work has been done below 1,750 metres elevation on the Bow-1, -2 and -3 claims.  Permanent snowfields and valley glaciers are present at higher elevations and along the southern edge of the property, mainly on the Bow-4 and Arrow claims.

Vegetation changes dramatically with elevation.  The Bowser flood-plain is covered by willow and tag alder.  The lower slopes, up to about 850 metres elevation, are thickly vegetated with tag alder and lesser willow and devil’s club.  Between 850 and 1200 metres, patches of mountain hemlock and alpine fir alternate with short alpine vegetation.  Above 1200 metres, rock, talus and snow dominate.

The Tide property is subject to a northern coastal climate, with cool wet summers and cooler, wetter winters. Several metres of snowfall can accumulate during the winter.  The property can be worked from June into October.

5.0

PROPERTY EXPLORATION HISTORY

Table 5.1 summarizes all known exploration work carried out on the ground currently comprising the Tide property.

Table 5.1

Tide Exploration Programs

Operator Zones	Geochemistry	Geophysics	Trenching and Drilling	Reference

Northair (1980)
	151 silts, 29 rocks			MacLeod (1980)
Northair (1981)
Southpit	52 silts, 60 rocks		1 blast-trench	Hewett (1981)
Tenajon/Newhawk/Northair (1982)
Northpit			blast-trenches
Tenajon/Newhawk/Northair (1983)
Northpit, Southpit	136 silts, 325 soils, rocks	Airborne: 13.5 km EM/magnetics		Garratt (1983), Sheldrake (1983), MacLeod (1983)
Tenajon/Newhawk/Northair (1984)
Silver Ck., Bowser	250 soils, 58 rocks	Ground: 12.6 km VLF-EM		MacLeod (1984)
Tenajon/Newhawk/Northair (1985)
N/A			blast-trenches
Tenajon/Newhawk/Northair (1986)
Silver Ck., Bowser			2 DDH (BQ):455m	MacLeod (1986)
Austral Pacific (1988)
Silver Ck., Bowser		Ground: 15 km IP, HLEM, magnetics		Sheldrake (1988), Allen (1988)
Austral Pacific (1989)
Silver Ck., Bowser		Ground: magnetics, VLF-EM, self-potential
Claimstaker (1990)
Northpit, Susan, Anna, Bowser, Southpit	137 rocks	Ground: 6.6 km PEM	4 DDH (BQ): 120m	Somerville (1990)
Operator Zones	Geochemistry	Geophysics	Trenching and Drilling	Reference

Hemlo (1994)
	297 soils, 175 rocks			Kemp (1994)
Hemlo (1995)
Northpit, Southpit, 36	129 soils, 484 rocks			Kemp (1995)
Hemlo (1996)
Northpit, Southpit, 36	404 soils, 387 rocks			Erdman (1996)
Totals	339 silts, 1405 soils, >1330 rocks	Ground: VLF, HLEM, PEM magnetics, IP Airborne: EM/magnetics	blast-trenches 6 DDH: 575m (1,186’)

The East Gold Mine, surrounded on three sides by the current Bow-1 and Bow-2 claims, was first worked in 1926 and produced 46 tonnes of hand-picked ore grading 1,126 g/t Au and 3,106 g/t Ag between 1939 and 1965 from narrow quartz-sulphide veins.  Some work was undoubtedly carried out on the Tide property at that time, including excavation of the “High-grade Pit” beside Silver Creek, but no assessment work was recorded.

Northair Mines Ltd. staked their Tide claim to the south of the East Gold property in 1979 and the following year collected 151 silt samples, mainly from Eastgold Creek and the drainages west of the East Gold property.  A 1 by 2 metre pyrite boulder (the “66 Float Zone”) in Eastgold Creek assayed 22.6 g/t Au (MacLeod, 1980).  The following year, Northair expanded their claim group and extended silt sampling to the south.  A trench was blasted in the Southpit Zone, exposing three quartz-sulphide veins (Hewett, 1981).  More trenches were blasted on quartz-pyrite-arsenopyrite veins in the Northpit Zone in 1982, but no work was filed for assessment.

In 1983, Northair formed a joint venture on the Tide property with Tenajon Silver Corporation and Newhawk Gold Mines Ltd. and prepared a detailed topographical map for survey control.  The joint venture carried out geological mapping at higher elevations, covering the Northpit and Southpit Zones (Garratt, 1983).  Six north-south lines of airborne EM/magnetics were run over the lower slopes of the property, showing several weak conductors (Sheldrake, 1983).  Silt samples were taken up Silver Creek and the upper parts of Eastgold Creek.  Soil samples were taken along contours throughout the property and along east-west grid lines in the Southpit Zone area, revealing extensive polymetallic geochemical anomalies (MacLeod, 1983).

The following year, the Tide joint venture concentrated their work at lower elevations in the Silver Creek area. Soil samples were collected at 50m intervals along north-south lines spaced 100 metres apart on the Silver Creek grid, revealing a large polymetallic soil anomaly.  The High-grade Pit was re-discovered and sampled, yielding 22.9 g/t Au and 16,160 g/t Ag from a few centimetres of steel galena and sphalerite.  A VLF-EM survey was run over the Silver Creek grid and the smaller Bowser grid to the south in the Bowser River floodplain.  A weak conductor was indicated at 19300E 19675N on the Silver Creek grid, in a talus patch with abundant galena-sphalerite float and soil samples with 1770 ppb Au.  A stronger conductor was identified on the Bowser Grid, trending northwest for 200 metres (MacLeod, 1984).  Trenching was carried out in 1985, but no assessment was filed.

In 1986, the Tide joint venture drilled two core holes from road-accessible locations (Table 5.2). Hole 86-1 was directed at the Bowser VLF conductor in an area where arsenopyrite-bearing fractures in granodiorite assayed 32.2 g/t Au.  The VLF conductor was explained by 2 metres of graphitic gouge at the contact between an intrusive and andesitic tuffs.  Hole 86-2 was directed toward high Cu, Ag and Mo soil geochemistry in the Silver Creek area, intersecting minor amounts of chalcopyrite and sphalerite.  The holes were assayed only for Au and Ag, returning generally low values throughout (MacLeod, 1986).

Table 5.2

Diamond Drilling

Hole	Az	Dip	Total	Significant Intersections
Number	(°)	(°)	Depth	From	To	Length	Au	Ag
			(m)	(m)	(m)	(m)	(g/t)	(g/t)
86-1	012	-45	204.57	14.86	15.29	0.43	2.63	182.6
				24.24	25.00	0.76	4.11	16.6
86-2	280	-45	250.92	90.85	91.16	0.31	1.41	58.8
				107.70	108.00	0.30	1.58	127.7
90-1	153	-52	78.6	34.3	35.6	1.3	2.58	5.2
				38.9	40.0	1.1	1.70	4.1
90-2*	N/A	-45	7.3
90-3*	N/A	-70	15.2
90-4*	N/A	-80	18.6
		Total:	575.2

*Abandoned in overburden; no significant assays.

Austral Pacific Gold Corporation optioned the Tide property in 1988.  The Bowser grid and the southeastern portion of the Silver Creek grid were detailed by north-south lines spaced 25 metres apart for magnetic, Genie horizontal loop EM and induced polarization surveys.  Mapping in the Silver Creek area revealed a “body of massive milky quartz which outcrops over an area of about 50 x 75 metres” and a 50 by 50 metre breccia of andesite tuff fragments in a chlorite-calcite-quartz-chalcopyrite-scheelite matrix (Allen, 1988).  Parts of these grids were surveyed the following year with magnetics, VLF-EM and self-potential, but no work was filed for assessment purposes.

Claimstaker Resources Ltd. acquired Austral Pacific’s option on the Tide property in 1990 and carried out extensive mapping at 1:1,000 scale.  The Susan and Anna quartz stockwork/breccia zones were discovered at the head of Eastgold Creek.  Pulse-EM surveys were carried out over grids at the Northpit and the Susan/Anna zones.  Four core holes were drilled in the Northpit and Bowser grid areas.  Hole 90-1 was drilled under some of the better Northpit veins, intersecting two quartz-arsenopyrite veins with lower gold values.  Three holes (90-2, -3 and -4) were targeted at a chargeability anomaly on the Bowser grid, but were lost in overburden (Somerville, 1990).

The claims were allowed to lapse in 1993 and were re-staked by Hemlo Gold Mines Inc. as the Bow-1 to -4 and Arrow claims, which constitute the current Tide property.  In 1994, Hemlo carried out property-wide mapping and took soil samples on reconnaissance contour and ridge/spur lines.  They confirmed previous work and reported anomalous soil results above the Berendon Glacier to the southwest of prior sampling and north of Eastgold Creek (Kemp, 1994).  Further mapping and contour sampling in 1995 were confined to alpine areas.  The 36 Zone was discovered between the Northpit and Southpit zones, with a stockwork grading 5.62 g/t Au across 7.1 metres (Kemp, 1995).

In 1996, Hemlo collected soil/talus samples from grids over the Northpit, 36 and Southpit zones and collected numerous grab and channel samples from them.  These returned generally lower results than previously reported from the Northpit and Southpit zones, but at the 36 Zone, 18 samples exceeded 1 g/t Au over a 150 by 230 metre area, open to the east and west (Erdman, 1996).

6.0

GEOLOGICAL SETTING

6.1

Regional Geology

The Stewart mining camp lies along the western margin of the Intermontane tectonic belt, adjacent to the Coast Plutonic Complex.  The area is underlain by the Hazelton Group, a Lower Jurassic island-arc complex and its coeval plutons (Figure 3).

In the Stewart area, the Hazelton Group has been divided into four formations.  At the base is the Unuk River Formation (Norian to Pliensbachian), with at least 4500 metres of monotonous green to greenish grey andesitic tuffs and flows with minor interbedded sedimentary rocks.  Alldrick (1993) divided the Unuk River Formation into six members:

1.

Lower Andesite Member (Unit 1a): >500 metres of massive to well-bedded ash tuff.

2.

Lower Siltstone Member (Unit 1b): 50 to >200 metres of thin-bedded dark grey to black argillite and siltstone.

3.

Middle Andesite Member (Unit 1c): >1500 metres of dust tuff, ash tuff, lapilli tuff and minor tuff breccia with interbedded graded sandstone (Unit 1csd) and siltstone (Unit 1csl); massive pyroxene-phyric flows (Unit 1ca) near the top of the member approximately one kilometre southeast of the Tide property; minor two-feldspar porphyry flows.

4.

Upper Siltstone Member (Unit 1d): 50 to >1000 metres of carbonaceous thin-bedded argillite, siltstone, sandstone; local basal conglomerate (Unit 1dc) and coralline limestone (Unit 1dl).

5.

Upper Andesite Member (Unit 1e): 2000 metres of massive tuff with minor flows and local lenses of sediments.

6.

Premier Porphyry Member (Unit 1f): Orthoclase-megacrystic, plagioclase-hornblende-phyric andesite flows and tuff-breccia.

The Betty Creek Formation (Pliensbachian to Toarcian), which unconformably overlies the Unuk River Formation, is a complex succession of red and green epiclastics (Unit 2a) interbedded with andesitic to dacitic tuffs and flows (Unit 2b).  The epiclastics are derived from Unuk River volcanics and Alldrick (1993) interprets the Betty Creek Formation as a subaerial clastic apron of poorly-sorted lahars and reworked debris flows interbedded with andesitic to dacitic volcanics, on the flanks of an emergent stratovolcano.  The Betty Creek Formation varies from 4 to 1200 metres thick and ranges from dominantly volcanic to dominantly sedimentary, probably reflecting paleotopography and regional distribution of volcanic vents.

The Mount Dilworth Formation (Toarcian) is composed of 20-120 metres of dense, variably welded dacite dust, ash and lapilli tuffs (Unit 3) overlying the Betty Creek Formation.  It is a resistant, cliff-forming unit which serves as a regional marker.

The Salmon River Formation (Toarcian to Bajocian) is a >1000 metre thick assemblage of complexly folded, thin to medium-bedded siltstones and wackes with minor interbedded intraformational conglomerates, limestones and siliceous tuffaceous siltstones (Unit 4).  In the Eskay Creek area, 50 kilometres to the northwest, the Salmon River Formation includes bimodal volcanic centres comprised of rhyolite flow-dome complexes and pillowed/massive basalts.

The Texas Creek Plutonic Suite comprises a group of Early Jurassic granodioritic stocks, dykes, sills and a batholith in the Stewart-Unuk-Iskut area.  Alldrick (1993) believed them to be emplaced in a shallow volcanic setting below and within coeval andesitic stratovolcanoes.  The Summit Lake Stock (Unit 6d), dated at 192.8±2 Ma (Alldrick, 1993), is a 2 x 3 km hornblende granodiorite stock centred south of the Berendon Glacier, tailing off into a 200-1,000 metre wide sill which extends northward through the Tide property.  The main stock is fresh, medium- to coarse-grained and generally equigranular, with rare potassium feldspar phenocrysts.  The sill has both equigranular and porphyritic phases and is variably altered.  The Summit Lake Stock and sill cut only rocks of the Unuk River Formation.

The Premier Porphyry Dykes (Unit 6c), dated at 194.8±2 Ma, are characterized by potassium feldspar megacrysts and plagioclase and hornblende phenocrysts in a fine-grained to aphanitic groundmass (Alldrick, 1993).  Only the lower members of the Unuk River Formation are cut by the dykes, which are thought to be subvolcanic feeders to the extrusive Premier Porphyry Member.  The dykes are generally altered to a sericite-carbonate±chlorite±pyrite assemblage and are spatially associated with district mineralization.

The Early to Middle Eocene Hyder Plutonic Suite consists of a batholith and satellite stocks and dykes lying east of the Coast Plutonic Complex in the Stewart area.  The Hyder Suite is genetically related to the Coast Plutonic intrusives and mineralogically and texturally similar.  The Hyder Dykes form prominent swarms of regional extent and randomly distributed, isolated dykes.  Four dyke phases were recognized by Alldrick (1993): granodiorite porphyry, aplite, microdiorite, and lamprophyre dykes. The Berendon dyke swarm, dominantly composed of north- to northwest-trending microdiorite and lamprophyre dykes, trends south along the west side of the Bowser River flood-plain and Summit Lake before swinging southeasterly to join the larger Portland Canal dyke swarm.  Dykes of the Berendon swarm are present on the Tide property.

The Hazelton Group has been folded into north-northwest trending, doubly plunging syncline/anticline pairs with subvertical axial planes.  Clastics of the Salmon River Formation occupy the cores of the synclines and display disharmonic tight to isoclinal folds at many scales (Alldrick, 1993).

Faults are abundant at both local and regional scales in the Stewart area. Alldrick (1993) described five groups of major faults:

1.

regional-scale north-striking, subvertical, ductile to brittle faults.

2.

northerly-striking moderately west-dipping normal and reverse faults.

3.

southeast to northeast striking brittle, subvertical “cross” faults with strong but narrow foliation envelopes and up to a kilometre of lateral offset.  Examples include the East Gold and Millsite faults in the vicinity of the Tide property.

4.

décollement surfaces or bedding plane slips near the base of the Salmon River Formation, due to ductility contrast with underlying dacitic volcanics during folding.

5.

mylonite bands at various orientations, a few metres wide at most.

The Stewart-Unuk-Iskut area hosts a wide variety of precious and base metal deposits, almost all of which have close spatial, and probably genetic, links with Early Jurassic subvolcanic magmatism (Figure 4).  Deposit styles reflect a variety of depositional environments (MacDonald et al, 1996), including:

Porphyry:

Kerr (135 million tonnes @ 0.76% Cu, 0.34 g/t Au) is hosted in Upper Triassic tuffaceous and sedimentary rocks intruded by 195-200 Ma syenodiorite, augite porphyry, hornblende porphyry and potassium feldspar megacrystic, hornblende-plagioclase porphyry dykes and stocks.  The strongest Cu mineralization is associated with a core of chlorite-magnetite and chlorite-pyrite alteration with quartz stockwork, flanked by chlorite-sericite-pyrite and sericite-quartz-pyrite zones (Ditson et al, 1995).

Red Bluff (102 million tonnes @ 0.15% Cu, 0.72 g/t Au) is hosted by quartz stockwork in sericite-quartz±potassium feldspar±biotite altered, 195 Ma potassium feldspar megacrystic plagioclase porphyry (Rhys, 1995).

Veins:

Silbak Premier (past producer with 5.3 million tonnes @ 10.9 g/t Au, 233 g/t Ag) comprises high- and low-sulphide breccias and veins, locally with low-sulphidation epithermal textures, in the Upper Andesite Member of the Unuk River Formation.  Premier Porphyry potassium feldspar megacrystic plagioclase-hornblende dykes (195 Ma) are spatially associated with most ore zones (Alldrick, 1993).

Snip (past producer with 1.3 million tonnes @ 24.5 g/t Au) is a shear vein system within Triassic clastics, 300 metres above and genetically related to the 195 Ma Red Bluff potassium feldspar megacrystic plagioclase porphyry (Rhys, 1995).

Red Mountain (2.5 million tonnes @ 12.8 g/t Au, 38.1 g/t Ag) consists of three semi-tabular 5-29 metre thick zones of pyrite-pyrrhotite stockworking in intensely sericitized sedimentary rocks.  They lie within 100 metres of the 197 Ma Goldslide feldspar-hornblende-biotite-quartz porphyry, which is thought to be the mineralizing intrusion (Rhys et al, 1995).

Brucejack/Sulphurets (749,000 tonnes @ 15.4 g/t Au, 648 g/t Ag) comprises low-sulphidation epithermal veins in Hazelton Group andesitic volcaniclastics and clastics cut by 193 Ma hornblende-plagioclase porphyry and potassium feldspar megacrystic plagioclase stocks (Margolis and Britten, 1995).

Scottie Gold (past producer with 198,000 tonnes @ 16.5 g/t Au), located 4 kilometres south of the Tide property, comprises massive pyrrhotite veins within shear or fracture zones trending 310°/75° NE in andesitic volcaniclastics and epiclastics of the Middle Andesite Member of the Unuk River Formation, intruded by the 193 Ma Summit Lake Stock (Alldrick, 1993).

East Gold (46 tonnes @ 1,126 g/t Au and 3,106 g/t Ag), surrounded on three sides by the Tide property, is a 3 to 60 centimetre wide quartz-calcite-sulphide-sulphosalt vein, trending 165°/70°W, with rich pockets of electrum (Minfile, 2001).

Volcanogenic Massive Sulphides:

Eskay Creek (current producer with 2.7 million tonnes @ 47 g/t Au, 2135 g/t Ag) comprises lenses of clastic massive sulphide/sulphosalt in mudstone on the flank of a submarine rhyolitic flow-dome emplaced near the base of the Salmon River Formation at about 180 Ma.  Eskay Creek is considered to be the product of a low-sulphidation epithermal system venting to the sea-floor in a shallow marine setting.

6.2

Property Geology

The Tide property is underlain by three members (Lower Siltstone - Unit 1b, Middle Andesite - Unit 1c and Upper Siltstone - Unit 1d) of the Early Jurassic Unuk River Formation, which have been intruded by thick sills belonging to the slightly younger Summit Lake Stock (Figure 3).  The limited mapping carried out in 2001 was combined with previous mapping on Figure 5 (Awmack, 2001).

South of Eastgold Creek, the Middle Andesite Member (Unit 1c) is dominated by green andesitic ash tuffs and lapilli tuffs, with lesser argillite, wacke and augite-feldspar porphyritic andesite flows.  Bedding strikes northerly and dips moderately to steeply to the west.  The Middle Andesite Member has been extensively hornfelsed in the vicinity of the porphyry body.

Granodioritic feldspar-hornblende porphyry (Unit 6d) intrudes the Middle Andesite Member south of the East Gold Fault.  The porphyry body reaches 1,000 metres wide before it flares out into the Summit Lake Stock at the southern edge of the property.  Observed contacts are conformable to bedding in the andesitic tuffs, and the porphyry body is elongated north-south, parallel to bedding, suggesting that it is sill-like in form.  It locally contains rafts of andesite and may comprise multiple sills. Smaller bodies of feldspar-hornblende porphyry have been mapped to the west of the main sill, but their relationship is unclear.  The porphyry is generally composed of a medium grey, non-magnetic groundmass with 40% anhedral 2-6 mm feldspar phenocrysts, 15% subhedral 4 mm chloritized hornblende phenocrysts and sparse biotite books.  It is generally porphyritic but locally is  medium-grained and equigranular.

The area north of Eastgold Creek has received little mapping to date.  The most detailed mapping was done by Somerville (1990) in the vicinity of Eastgold Creek, showing it to be underlain by quartzite, siltstone and greywacke.  Alldrick (1993), in his regional mapping, includes most of this area in his Middle Andesite member (Unit 1c), in which he included a 200 metre band of intercalated siltstone.  He shows the contact with the overlying Upper Siltstone member (Unit 1d) trending northwesterly from near the mouth of Eastgold Creek (Figure 3).  Kemp (1994) carried out reconnaissance transects across the northern part of the Tide property, placing the contact between andesitic tuffs and the overlying clastics about 1,400 metres west of Alldrick’s contact (Figure 5).

6.2.1

Structure

Alldrick (1993) mapped the subvertical 100°-trending East Gold Fault along Eastgold Creek (Figures 3 and 5). In the vicinity of the fault, rocks are strongly foliated, with foliation averaging 105°/55°S.

Prominent air photo lineaments have been marked on Figure 5, forming two distinct groups.  The majority of the lineaments trend 070°, a trend which is especially prominent in the vicinity of the East Gold Fault.  A number of these coincide with faults inferred by Kemp (1995) from detailed geological mapping and parallel the dominant fracture and vein orientation in this area.

Two very distinctive lineaments trend north-south across the hillside within the feldspar-hornblende porphyry.  The easternmost of these lineaments (the “Arrow Fault”) has a strike-length of 1,600 metres, marked by shallow draws and flat-lying talus patches at the foot of porphyry bluffs; it is inferred to mark a fault structure.  Gold-rich sphalerite-galena veining appears to be associated with the Arrow Fault in the vicinity of Silver Creek.  A second prominent north-south lineament lies 300 metres west of the Arrow Fault, extending for 1,200 metres within the intrusive; it has not been investigated on the ground.

North of Silver Creek, most fracturing dips steeply and trends 070-080°, parallel to the air photo lineaments.  South of Silver Creek, the trend of the dominant fracture set gradually swings to the southeast.  The implications of this observation for the property-wide structural regime are not clear.

7.0

DEPOSIT TYPES

At the current level of exploration and knowledge base, classification of the mineralization at the Tide into a specific deposit model is difficult, however, there are some similarities with other deposits in the district.  The mineralization at the Tide is spatially associated with the Summit Lake stock and paragenetic relationships and mineral zoning that conform to the stock are suggestive of a genetic link. Mineralization is also strongly controlled by well-developed structural planes, in particular, mineralization at the North Pit and 36 Zones where veinlets occur along steeply dipping fracture zones trending approximately east-west, whereas at the Arrow and High Grade Vein Showings mineralization conforms to prominent north-trending faults.  Mineralization at the Tide shows textural features indicative of mesothermal depths, however, the porphyritic nature of the intrusive body and the fact that it has intruded as a sill indicate moderate depths, perhaps transitional between the porphyry and epithermal environments.

The Tide is situated in a well-defined metallogenic belt that contains a variety of deposit styles, likely all related by a common age of early Jurassic mineralization.  The Scottie Gold Deposit, 4 kilometres south of the Tide, shows a number of characteristics in common with the Tide.  At Scottie, as at the Tide, structurally-controlled mineralization is considered genetically related to the Summit Lake Stock.  Mineralization occurs as polymetallic veins containing lenses of massive sulphides comprised of pyrrhotite and pyrite with lesser sphalerite, chalcopyrite, galena, arsenopyrite, tetrahedrite and gold.  The mineralized structures occupy secondary shears along the north-trending Morris Summit Fault, which cuts through metavolcanics and related sediments correlative with those on the Tide Property.  These structures are interpreted to have formed in response to forceful emplacement of the Summit Lake Stock.  The East Gold occurrence bordering the north end of the Tide property almost certainly belongs to the same overall mineralizing system.  At the East Gold the setting, mineralogy, and northerly trending fault control are a strong indication of a common origin.

The Silbak-Premier Mine, located 17 kilometres to the south of the Tide, displays several epithermal characteristics, however mineralization is similar to the Tide, in that it is spatially and possibly genetically related to early Jurassic hypabyssal porphyritic intrusive dykes and sills.  The Premier mineralization occurs in stockworks and breccias, as layered-banded sulphides, and also as massive sulphides.  Mineralogy is primarily comprised of pyrite, sphalerite and galena with lesser tetrahedrite, chalcopyrite, pyrrhotite, arsenopyrite and gold.  The model for mineralization has been described as a hybrid deposit transitional between the porphyry and low sulphidation epithermal environments.

In guiding further exploration on the Tide the adopted exploration model will emphasize structural control, particularly those belonging to the north-south and east-west trending groups.  Refinement of the model will come with further work, but at this stage emphasis will be put on direct follow up of geochemically anomalous areas, particularly those enriched in the base metals, Ag and Au.  The ultimate target at the Tide consists of both high-grade Au-Ag veins, such as the High Grade Vein and Arrow showings as well as sheeted stockwork zones, like the 36 Zone, which have potential to host bulk-tonnage low-grade Au deposits.

8.0

MINERALIZATION

Sulphide mineralization is widespread on the Tide property, with all significant occurrences discovered to date lying in a 1,700 by 2,500 metre area on the eastern flank of Tide Mountain, south of Eastgold Creek.  The bulk of the 2001 prospecting and mapping was carried out at lower elevations between Beatle and Molly Creeks, with little emphasis on the previously described zones at higher elevations, such as the Northpit, 36, Riptide, Camp and Southpit Zones (Figure 5).

8.0.1

Northpit Zone:

The Northpit Zone consists of two or three westerly-trending fracture zones in feldspar-pyroxene porphyritic andesite.  The fracture zones dip steeply, range up to 3 metres wide and host 1-20 cm wide quartz-pyrite-arsenopyrite veins.  Numerous left-lateral cross-faults displace these zones by a few metres, chopping them into segments a few metres long.  Reported assays are extremely variable, even from the same location (e.g. 0.5m @ 6.8 g/t Au in 1983 vs. 0.3m @ 53 g/t Au in 1990).  The best result returned from extensive chip and channel sampling by Erdman (1996) was 1.5m @ 4150 ppb Au.  Hole 90-1, directed at mineralized Northpit fracture zones, intersected 1.3 metres grading 2.6 g/t Au (Somerville, 1990).  Table 8.1 shows significant results from 2001 sampling.

Table 8.1

2001 Northpit Zone Mineralization

Sample	Width	Au	Ag	As	Cu	Mo	Pb	Sb	Zn
Number	(m)	(ppb)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)

51086[1]	0.11	5,150	24.2	1.95%	355	5	116	32	172
51087[2]	1.15	995	3.8	240	154	<1	50	2	110
Avg.	1.26	1,358	5.6	1,921	172	<1	56	5	115

(Awmack, 2001)

1 Quartz-pyrite-arsenopyrite vein

2 Remainder of fracture zone with a few veinlets

8.0.2

Riptide/Camp Zones:

The Riptide Zone is similar to, and 150 metres north of, the Northpit Zone, consisting of a series of carbonate-altered shear zones and weakly chloritized, sericitized or silicified fracture zones which trend east-west and dip steeply to the north.  Mineralogy is similar to the Northpit Zone, consisting of pyrite-arsenopyrite without other base metal sulphides or quartz.  Only a portion of the Camp Zone was examined in 2001, consisting of arsenopyrite-pyrite±quartz veinlets in highly fractured and locally sheared chloritic andesite tuff breccia (Table 8.2).

Table 8.2

2001 Riptide and Camp Zone Mineralization

Sample	Zone	Width	Au	Ag	As	Cu	Mo	Pb	Sb	Zn
Number		(m)	(ppb)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)

51088	Riptide	0.40	5,480	17.4	5.50%	243	2	96	20	58
51089	Riptide	0.12	2,290	3.0	1.16%	483	3	40	14	70
51090[1]	Camp	2.90	80	2.6	1,505	88	5	70	14	322
51091[2]	Camp	0.88	1,150	20.0	1.20%	223	5	986	88	668
Avg.	Camp	3.78	329	6.7	3,948	119	5	283	31	403

(Awmack, 2001) 1 Footwall to 51091, 2 Shear zone with 15cm vein

8.0.3

36 Zone:

The 36 Zone was covered by a 300 by 400 metre geochemical grid in 1996, with over half of the talus fine samples returning >900 ppb Au.  A permanent ice cap limits surface evaluation to the west of the grid and extensive snow in gullies restricts exposure over large areas within the grid.  Where snow is absent, outcrop covers 40-50% of the grid area, with the remainder covered by locally-derived talus.

The main lithologies are green-grey pyroxene/hornblende-feldspar phyric volcanic flows or sills, fine-grained, post-mineral intermediate dykes (Hyder Dykes?), bedded andesitic ash tuffs and bedded tuffs with minor volcanic lapilli and rare mudstone clasts.  A few graded sequences indicate that bedding is overturned.

Mineralization in the area can be separated into three fairly distinct styles.  The first style consists of quartz veins at the north end of the grid area, with several more inaccessible veins further to the north and northwest.  These veins consist of bull quartz and show continuity of up to 50 m, along which they pinch and swell from 0.2 to 2.0 m in thickness.  Curviplanar contacts are sharp, but a penetrative shear fabric affects some of the host rock.  The orientation of these veins averages 100°/87°N.  The sampled vein (#560738) contained no significant mineralization.  The second style of mineralization is the most extensive and was systematically sampled by Erdman (1997).  Distinct “shatter zones” are formed from sets of planar mineralized joint surfaces, evenly spaced from 3 to 5 cm apart in the better mineralized zones.  In less well-mineralized sections the spacing of joints broadens and is less regular. Mineralization occurs as limonitic planar fractures containing rarely preserved pyrite and arsenopyrite with lesser pyrrhotite.  The shatter zones cover much of the grid area and Au grades appear to be a direct function of fracture density.  A few measurements of the joint orientations indicate a fairly consistent orientation of 090°/65°N.  One hundred and forty-three chip samples were taken in 1996 from an area of 230 by 150 metres, across widths of 0.75 to 2.45 metres.  Of these, 43 samples exceeded 500 ppb Au and 18 exceeded 1,000 ppb Au.  Cu-Pb-Zn levels are only weakly anomalous.  The third style of mineralization consists of isolated 1 to 20 cm wide coarse-grained pyrite veins with associated strong chlorite alteration.  The veins occur parallel to, and within zones of the more typical joint style mineralization and likely represent local swelling of the same mineralized structures, but with an apparent decrease in arsenopyrite.

Table 8.3

2001 36 Zone Mineralization

Sample	Width	Au	Ag	As	Cu	Mo	Pb	Sb	Zn
Number	(m)	(ppb)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)

560738	1.80	<5	<.2	22	7	1	14	2	10
560739	Select	345	0.6	242	177	1	<2	4	24
560741	Float	4,420	1.4	0.99%	270	8	4	10	30

(Awmack, 2001)

8.0.4

Southpit Zone:

The Southpit Zone, located 1,000 metres south of the 36 Zone, comprises several gossans within an area of 100 by 500 metres.  Outcrop exposure is good and the entire zone is above tree line. The Southpit Zone is marked by a strong Au-Ag-As-Cu-Pb-Sb soil geochemical anomaly.

Two distinctive styles of mineralization are present in the Southpit Zone.  The first includes quartz-arsenopyrite veining within chloritic shear zones trending 030°-070° and dipping moderately to the southeast.  The second consists of 1 to 30 cm wide quartz-galena-sphalerite-tetrahedrite veins, generally striking 010-030° and dipping steeply to the east.  Garratt (1983) and Erdman (1997) provide more detailed descriptions of Southpit mineralization.

Table 8.4

2001 Southpit Zone Mineralization

Sample	Width	Au	Ag	As	Cu	Mo	Pb	Sb	Zn
Number	(m)	(ppb)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)

276386	Select	21.29 g/t	43.4	1.67%	1,620	3	692	900	186
276387	Float	515	342 g/t	1.48%	1.59%	3	5.69%	>10,000	3.91%
276388	0.03	845	172 g/t	1.93%	5,190	6	9.51%	>10,000	1.48%
276389	0.03	60	23.2	1,005	5,260	5	2.19%	>10,000	802
276391	0.05	1,205	8.2	1.48%	290	8	276	64	1430
276392	0.50	19.93 g/t	48.4	3,400	1,950	6	306	18	82
276393	0.15	4,190	56.0	1.84%	443	5	2.67%	>10,000	1.42%
276394	0.15	4,140	39.8	6.69%	494	10	2.97%	9,160	1630

(Awmack, 2001)

8.0.5

Arrow Zone:

A prominent N-S air photo linear (the “Arrow Fault”) extends for 1,600 metres on the Bow-2 and Bow-3 claims, mainly within the feldspar-hornblende porphyry.  Just north of Silver Creek, the Arrow Fault is marked by a linear talus boulder-field at the foot of porphyry cliffs.  The boulders fall into one of four types: (1) unaltered, grey-weathering feldspar-hornblende porphyry (unsampled in 2001); (2) weakly altered porphyry, rusty from disseminated pyrite/pyrrhotite (unsampled in 2001); (3) massive pyrrhotite-sphalerite in sericitized porphyry (#51083 and #51094); (4) massive sphalerite-pyrite-galena in sericitized porphyry (#51082 and #51093).  Although both of the last two vein types are zinc-rich, the sphalerite-pyrite-galena mineralization is very much richer in Au; the Au is accompanied by higher As and Pb as well.  Sample #51082 was taken at the base of the porphyry bluffs from an irregular patch of sericitization cut by sphalerite veinlets.  Although speculative, this alteration and mineralization could be marginal to more significant massive sulphide veining along the Arrow Fault.

Table 8.5

2001 Arrow Zone Mineralization

Sample	Width	Au	Ag	As	Cu	Mo	Pb	Sb	Zn
Number	(m)	(ppb)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)

51081[3]	Float	1,105	39.8	248	2,120	3	6,650	32	6.83%
51082[1]	0.30	99.04 g/t	152 g/t	8,250	477	18	1.32%	92	7,900
51083[2]	Float	305	57.2	230	2,070	4	6,400	26	6.21%
51093[1]	Float	105.19 g/t	598 g/t	3,340	2,940	2	5.30%	258	20.30%
51094[2]	Float	930	128 g/t	758	1,680	8	2,780	32	7.92%

(Awmack, 2001)

1 Pyrite-bearing (no pyrrhotite)

2 Pyrrhotite-bearing

3 Mix of both types

8.0.6

High-Grade Vein:

The High-Grade Pit is a 7 metre long pit blasted into the cliff-top immediately south of Silver Creek.  The pit cuts diagonally across a quartz-sulphide vein emplaced along a vertical, north-trending fault in sericitized porphyry.  The fault is marked by gouge, with the vein emplaced along its east side.  Grey sulphide-poor quartz lies between the fault and a Ag-rich 5 to 17 cm band of massive sphalerite-galena-pyrrhotite-arsenopyrite (#51096).  Sericitization extends for a further 40 cm to the east, hosting a few irregular veinlets of the same composition as the massive sulphide band.  Altogether, the High-Grade Vein and alteration grades 1958 g/t Ag and 8.1 g/t Au over 0.97 m.  Its strike extent is not clear; to the south it is covered by vegetation and to the north it drops sharply to Silver Creek and was not investigated in 2001.

Table 8.6

2001 High-Grade Vein Mineralization

Sample	Width	Au	Ag	As	Cu	Mo	Pb	Sb	Zn
Number	(m)	(ppb)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)

51096[1]	0.17	40.45 g/t	8,733 g/t	1.44%	3,040	8	9.16%	3,000	20.60%
51097[2]	0.80	1,210	519 g/t	724	390	27	2,870	120	3,070
Avg.	0.97	8.09 g/t	1,958 g/t	3,121	854	24	1.79%	625	3.86%

(Awmack, 2001)

1 Massive sulphide band

2 Wallrock to 51096 (40 cm either side)

8.0.7

Other Porphyry-hosted:

A number of precious metal-bearing samples were taken from altered feldspar-hornblende porphyry away from the Arrow Zone and the High-Grade Vein.  Sample #276383 (495 ppb Au) was taken from outcrop in a north-south gully parallel to, and 120 m east of, the Arrow Fault; it could represent another mineralized N-S structure.  Samples #51078 and #51079 were taken from float boulders in Silver Creek and could be derived from the Arrow Zone, the High-Grade Vein or another source.  Sample #276398 (1040 g/t Ag) was taken from a narrow quartz-sulphide vein in Rolling Stone Creek, of more significance for its location away from the other zones near Silver Creek than for its size potential.

Table 8.7

Other 2001 Porphyry-hosted Mineralization

Sample	Width	Au	Ag	As	Cu	Mo	Pb	Sb	Zn
Number	(m)	(ppb)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)

51078	Float	1,175	1,190 g/t	1,370	3,970	11	5,790	406	9640
51079	Float	15.04 g/t	1,360 g/t	1.12%	998	10	2.51%	156	2.94%
51084	Float	245	14.0	346	249	5	4,430	14	3,170
51085	Float	330	69.2	296	3,020	5	1.08%	18	2.09%
51095	1.50	560	4.0	120	485	19	180	2	772
276378	Select	300	53.0	590	2,760	46	5,550	18	1.41%
276382	Select	195	3.8	86	93	3	30	2	120
276383	Select	495	14.4	2.71%	117	1	712	86	448
276395	3.00	835	66.2	2,960	195	8	3,700	170	294
276396	0.07	810	65.6	2,390	195	8	3,540	132	286
276398	0.03	625	1,040 g/t	1,840	569	4	12.20%	466	8.90%
276399	Float	220	33.0	954	134	25	1,020	12	398
560726	0.20	970	6.2	3,560	27	6	792	56	136
560729	Float	170	46.8	1.04%	1,055	9	110	14	46
560730	0.10	190	113 g/t	4,520	214	29	8,320	98	352
560734	Float	2,450	17.0	6,080	45	72	1,540	38	298
560735	Float	160	4.0	598	41	4	78	8	42
560745	0.10	1,220	48.2	9,550	1,030	7	774	4	36
560746	Float	530	18.0	1.15%	103	6	88	164	66

(Awmack, 2001)

8.0.8

Susan and Anna Zones:

These zones, which lie near 1,450 m elevation immediately south of the Eastgold Fault, were not examined in 2001.  Somerville (1990) described the Susan Zone as an oval-shaped quartz-filled breccia zone measuring 150 by 350 metres.  The quartz stockwork contains calcite pods and is itself locally brecciated.  The Anna Zone lies immediately southeast of the Susan stockwork, consisting of a series of parallel shears and quartz-sulphide veins trending 090°/70°S.  Precious metal values were low in Somerville’s rock samples from the Susan and Anna zones, but reconnaissance soil lines downslope from the Anna Zone included samples with 1,000 and 1,150 ppb Au, suggesting that more significant mineralization may be present nearby.

8.0.9

North of East Gold Fault:

Sericite-pyrite alteration has extensively affected the rocks north of the East Gold Fault.  Little exploration has been carried out in this area, but a few hundred metres east of the property boundary, the East Gold mine produced a few tonnes of bonanza-grade ore from a narrow quartz-calcite-sulphide-electrum vein within these sericite-pyrite schists.  Sample #560723 was selected from vein float in the vicinity of the East Gold Mine; although not derived from the Tide property, it gives an indication of the metal signature of East Gold mineralization (Table 8.8).  Other occurrences have been reported from this package of rocks within a few hundred metres north of the Tide property, including the Portland (0.66 metres @ 33.6 g/t Au), Catspaw (1.68 metres @ 2.6 g/t Au and 328 g/t Ag) and 4-J Gold (grab @ 7.3 g/t Au) prospects (Minfile, 2001).

MacLeod (1980) reported a 1 by 2 m pyrite boulder which assayed 22.6 g/t Au and 141 g/t Ag (the 66 Float Zone), located just north of the Tide property boundary between two branches of Eastgold Creek.  Its source might or might not be on the Tide property but it nevertheless indicates potential for further mineralization of this sort on the Tide.  Float samples #560720-722 were taken from quartz-sulphide boulders in Eastgold Creek; again, it is not clear whether or not they were derived from the Tide property.

Table 8.8

2001 East Gold Mineralization

Sample	Width	Au	Ag	As	Cu	Mo	Pb	Sb	Zn
Number	(m)	(ppb)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)

560720	Float	1,255	12.2	1,690	55	8	7,000	58	3,320
560721	Float	845	43.6	322	21	16	500	40	348
560722	Float	1,775	38.6	1,460	1,670	4	4,190	36	1.75%
560723[1]	Float	9,430	923 g/t	2,980	299	2	6,800	334	5,690

(Awmack, 2001)

1 Taken from near the East Gold Mine, not on Tide property

8.1

Metal Zonation in Rocks

Approximately 1,137 rock samples have been taken from the Tide property since 1994, mainly from altered and/or mineralized rock.  Visual inspection of results and mineral assemblages in different zones give the impression of metal zonation across the Tide property (Figures 6a-6h).  Table 8.9 illustrates this with metal ratios from well-mineralized samples from each of the zones.  Of course, even in a single zone (e.g. Southpit and Arrow), distinct styles of mineralization can give very different metal ratios.  However, the metal ratios, especially those for As:Ag, Pb:Au, Zn:Au and As:Sb, can be used to divide the zones into two broad groups, one dominated by Au-As (Northpit, Riptide, Camp, 36 and some of the Southpit mineralization) and the other dominated by Ag-Pb-Zn (Arrow, High-Grade, some of the Southpit and the other porphyry-hosted mineralization).  The Ag-Pb-Zn group are all either hosted by the feldspar-hornblende porphyry sill or are proximal to its contact.  The Au-As group occur in sheeted fracture zones within a band measuring 500 by 2,000 m which parallels the sill and lies 100 to 900 m to the west of it.  The float in Eastgold Creek and the veining around the East Gold Mine have metal ratios similar to the Ag-Pb-Zn group and could have a spatial/genetic link to the porphyry as well.

Table 8.9

Metal Ratios in Rocks

Zone	Sample	Ag:Au	As:Au	As:Ag	As:Sb	Pb:Au	Zn:Au
Distal Au-As
Northpit	51086	5	3,786	806	609	23	33
Riptide	51088	3	10,036	3,161	2,750	18	11
Camp	51091	17	10,435	600	136	857	581
36	560741	0	2,239	7,071	990	1	7
Southpit	276386	2	784	385	19	33	9
Proximal (Au-)Ag-Pb-Zn
Southpit	276393	13	4,391	329	<2	6,372	3,389
Arrow	51093	6	32	6	13	504	1,930
Arrow	51094	138	815	6	24	2,989	85,161
High-Grade	51096	216	356	2	5	2,265	5,093
Porphyry	276398	1,664	2,944	2	4	195,200	142,400
Unassigned
Eastgold Ck	560722	22	823	38	41	2,361	9,859
East Gold Mine[1]	560723	98	316	3	9	721	603

1 Not on Tide property

Correlation coefficients have been calculated for all rock samples taken since 1994 on the Tide property (Table 8.10); the only coefficients above 0.5 are those for Pb:Zn and Cu:Sb.  The relatively poor correlations arise from the highly variable mineral assemblages typical of each zone; there is no property-wide correlation between metals.  Correlation within individual zones, and even within the “distal” and “proximal” groupings of zones, is much better.  For instance, Table 8.11 shows the correlation coefficients for the 40 rock samples taken in 2001 from alteration and mineralization hosted within the feldspar-hornblende porphyry.  Within this subset corresponding to “proximal” mineralization, Sb:Ag, Sb:Zn, Pb:Zn, Ag:Zn, Ag:Pb, Pb:Bi, Cu:Zn and Au:Zn all correlate well.  The near perfect correlation between Sb and Ag suggests that Ag is mainly present in sulphosalts.  Interestingly, Mo is negatively correlated with all other metals.  Sparse molybdenite was noted in 2001, but not with other base metal sulphides, and may have been introduced in a separate paragenetic event.

Table 8.10

Rock Correlation Matrix (All Samples)

	Au	Ag	As	Bi	Cu	Mo	Pb	Sb	Zn
Au	---
Ag	0.02	---
As	0.33	0.16	---
Bi	0.37	0.00	0.14	---
Cu	0.10	0.08	0.20	0.09	---
Mo	0.02	0.00	0.04	0.03	0.05	---
Pb	0.24	0.05	0.21	0.29	0.42	-0.01	---
Sb	0.02	0.01	0.32	0.02	0.55	-0.02	0.46	---
Zn	0.41	0.06	0.08	0.30	0.30	-0.01	0.68	0.15	---

Table 8.11

Rock Correlation Matrix (Porphyry Samples)

	Au	Ag	As	Bi	Cu	Mo	Pb	Sb	Zn
Au	---
Ag	0.28	---
As	0.22	0.35	---
Bi	0.26	0.04	0.03	---
Cu	0.29	0.42	0.03	0.26	---
Mo	-0.09	-0.08	-0.16	-0.24	-0.06	---
Pb	0.38	0.65	0.20	0.63	0.33	-0.12	---
Sb	0.29	0.99	0.36	0.12	0.40	-0.08	0.66	---
Zn	0.58	0.68	0.18	0.42	0.60	-0.13	0.76	0.75	---

8.2

Metal Zonation in Soils

During the 2001 program, only one reconnaissance soil sample was collected from the Tide property.  It was combined with the 1,405 soil samples reported by previous operators.  A compilation of results for Au, Ag and As is plotted on Figure 7.  This entire data set was also was used for calculation of percentiles and the correlation matrix in Tables 8.12 and 8.13.  It should be noted that Hemlo’s overlimit analyses for Au were reported as 1,000 ppb in 1995 and either 1,100 or 1,200 ppb in 1996.  The bulk of these samples were from programs carried out in the mid 1990’s with a lesser portion from programs in 1983 and 1984.  The author is satisfied that the quality of these results is sufficient and that it is reasonable to compile these data sets for the purposes of interpretation.

Table 8.12

Soil Geochemistry Percentiles

Percentile	Au	Ag	As	Cu	Mo	Pb	Sb	Zn
	(ppb)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)

50th	130	2.2	360	162	7	85	2	178
80th	550	4.6	1294	310	16	226	4	336
90th	1000	7.5	2288	424	24	420	8	513
95th	1100	10.7	3824	586	41	649	23	733
98th	1200	17.8	7417	841	67	1211	104	1150
Maximum Value	5300	143.9	27000	9357	358	16138	880	5086
Population	1404	1402	1366	1366	1366	1364	1069	1365

Percentile levels are very high for all base and precious metals.  In part, this reflects the rich mineral endowment of the Tide property.  However, in part it reflects the character of the soil samples. Particularly at higher elevations, most of the “soil” samples were actually taken from talus fines, whose grades are normally similar to those of the rock from which they are derived.  Mineralization on the Tide property is sulphide-rich and commonly coats fractures; it may be that the talus fines are preferentially derived from sulphide-rich veins and fracture-fillings rather than the more resistant and less mineralized wallrock.  If so, the high values reported from the talus fines may give an inflated impression of the strength of mineralization, and conversely, rock chip samples may be under-represented.

Table 8.13

Soil Geochemistry Correlation Matrix

	Au	Ag	As	Cu	Mo	Pb	Sb	Zn
Au	---
Ag	0.24	---
As	0.57	0.37	---
Cu	0.32	0.64	0.31	---
Mo	-0.02	0.14	0.01	0.22	---
Pb	0.09	0.39	0.16	0.34	0.23	---
Sb	0.11	0.25	0.38	0.10	0.01	0.16	---
Zn	0.17	0.42	0.16	0.26	0.13	0.41	0.18	---

There are good correlations for Au:As and Cu:Ag, and weaker ones for Ag:Zn and Pb:Zn.  Metal zonation in the soil samples is similar to that shown by the rock samples, although complicated by the differing effects of soil development.  As for the rock samples, the property-wide correlations are complicated by the different metal signatures for each of the mineralized zones.

Soil and talus fine samples from the eastern slope of Tide Mountain exhibit generally elevated levels of all base and precious metals over an area of 2,000 by 4,200 metres (Figure 7).  Grids in the vicinity of the Northpit, Riptide, 36 and Southpit zones, largely comprised of talus fine samples, returned dozens of >1,000 ppb Au samples.  Mapping and rock sampling in these areas by Kemp (1995) and Erdman (1996) showed extensive veining whose mineralogy corresponds to the soil anomalies: Southpit (Au, Ag, As, Cu, Pb, Sb, Zn), 36 (Au, Ag, As, Cu) and Northpit/Riptide (Au, Ag, As).  If the upgrading mechanism described above for talus fines is valid, the bulk of these soil anomalies could be explained as downslope dispersion from known veins and fracture zones.

Reconnaissance soil sampling in the Eastgold Creek drainage and further north above the East Gold mine revealed scattered high soil values (maxima: 1,900 ppb Au, 30.0 ppm Ag, 20,000 ppm As, 166 ppm Mo, 2,472 ppm Pb, 1,100 ppm Zn) over a large area.  No work was done in this area in 2001 and no previously reported mineralization could account for these anomalies.

Most of the 2001 exploration was carried out in the Silver Creek area, where highly anomalous soil geochemistry had not been previously explained.  The portion of line 19300E between the two branches of Silver Creek was run along a talus field which follows a major north-south lineament (the Arrow Fault).  Anomalous soil values on this line (maxima: 1,770 ppb Au, 82.9 ppm Ag, 1,282 ppm Cu, 9,022 ppm Pb, 4,675 ppm Zn) are explained by sulphide vein boulders in the talus which assayed up to 105 g/t Au, 598 g/t Ag, 5.3% Pb and 20.3% Zn.  No such explanation was found for a parallel line of soil samples 150 m uphill to the west (maxima: 1,403 ppb Au, 54.9 ppm Ag, 3,448 ppm As, 1,084 ppm Cu, 4,935 ppm Pb and 3,615 ppm Zn).

Elevated Mo soil values are generally associated with the northern portion of the feldspar-hornblende porphyry sill, north of Rolling Stone Creek.  The highest levels are associated with the sill contacts, particularly its eastern one, and with the inferred Arrow Fault along line 19300E.  The significance of the line of elevated Mo values (maxima: 166 ppm Mo) at 1,180 to 1,260 m elevation in the Eastgold Creek drainage is not clear, although a body of feldspar-hornblende porphyry has been mapped a few hundred metres to the south.

Along the eastern sill contact between Silver and Rolling Stone Creeks for 800 metres, highly anomalous Mo values are accompanied by highly anomalous Cu and moderately anomalous Ag values (maxima: 358 ppm Mo, 1,618 ppm Cu and 9.7 ppm Ag).  Limited mapping in this area did not reveal porphyry-style alteration although rare molybdenite was noted.  Within this band of high Mo-Cu-Ag soil values, the sample at 19700E 19650N returned 28.2 ppm Ag, but this probably reflects mineralization like the High-Grade Vein upslope, which assayed 8733 g/t Ag.

9.0

EXPLORATION

Rimfire purchased the property in August 2001 from Newmont Canada Limited, which had acquired Hemlo via merger.  An initial program of mapping and prospecting was carried out in September by Equity on behalf of Rimfire, from a camp on the road north of Granduc, with helicopter support provided on a charter basis by Vancouver Island Helicopters from their Stewart base.  A magnetic declination of 23° 45’E was used for all compass measurements.  All maps and UTMs are referenced to the 1983 North American Datum (NAD-83).

Rimfire focused on the core area of the property assessing previously reported zones of mineralization.  Mapping and prospecting were carried out at a scale of 1:2,500, with 75 rock samples taken from mineralized and altered outcrops and boulders.  Hand-specimens corresponding to the rock samples were lamped for scheelite, but none was seen.  The results of rock sampling program are discussed in section 8.0.

Table 9.1

Rimfire Tide Exploration Program

Operator Zones	Geochemistry	Geophysics	Trenching and Drilling	Reference
Rimfire Minerals (2001)
Silver Ck., Northpit, Southpit, 36	4 silts, 1 soil, 75 rocks			Awmack (2001)

9.1 Silt Geochemistry

During the 2001 program, 4 silt samples were collected from Beatle Creek on the Bow-3 claim, which had not previously been sampled.  Percentiles determined on the entire data set of 343 samples are summarized in Table 9.2 and compared to regional silt sampling data from the entire 104B map-sheet (GSC, 1988).  Levels on the Tide property are highly elevated for all base and precious metals in Table 9.2, relative to the regional background.

Table 9.2

Silt Geochemistry Percentiles

Percentile	Au	Ag	As	Cu	Mo	Pb	Sb	Zn
	(ppb)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)
50th	60	2.1	457	164	5	97	6	297
50th (RGS)	5	0.2	12	51	2	8	0.5	102
80th	200	4.3	893	233	8	182	9	522
80th (RGS)	22	0.4	26	86	4	16	1.4	168
90th	334	5.7	1032	288	11	349	16	738
90th (RGS)	58	0.6	45	117	5	28	3.5	220
95th	506	7.3	1210	327	15	523	22	960
95th (RGS)	168	1.0	78	169	8	48	5	328
98th	906	9.1	1513	392	29	880	25	1324
Maximum Value	4520	220.9	1702	800	70	20000	30	5500
Maximum (RGS)	5300	4.2	840	919	80	200	28	1080
Population	337	337	120	260	260	323	120	323
Population (RGS)	698	698	683	698	698	698	698	698

10.0

SAMPLING METHOD AND APPROACH

Sampling during the 2001 exploration program conducted by Equity and directed by the author complied with accepted geoscience practices and procedures established at that time.  A total of 75 rock samples were collected from altered and mineralized float and outcrop.  A reconnaissance soil sample was collected from C horizon material on outcrop.  A total of 4 silt samples were collected from the active parts of Beatle Creek, which had not been previously sampled.  Sample sites were marked by orange and blue flagging and aluminium tags.

11.0

SAMPLE PREPARATION, ANALYSES AND SECURITY

During the course of the 2001 field program sample preparation, analyses and security followed industry accepted practices.  These practices are outlined in Appendix B.  All samples were analyzed by ALS Chemex Labs of North Vancouver for Au and 34-element ICP, using an aqua regia digestion.  Pulp assays were carried out for overlimit geochemical values of Au, Ag, As, Cu, Pb or Zn; “metallics” Au assays were performed on sample rejects when initial geochemical values exceeded 10,000 ppb Au.  Where available, the assays were used for plotting and calculations, with preference given to metallics assays.

12.0

DATA VERIFICATION

ALS Chemex of Vancouver analysed all samples from the 2001 program and inserted blank standards, rock standards and duplicate samples to monitor precision and reproducibility.  Equity obtained this data and was satisfied with the quality of the analyses.  Equity did not insert its own blank and duplicate samples since the small number of samples would not have allowed for a statistically significant interpretation of the data.  Results and procedures of the data verification process established during the Equity exploration program are outlined in Appendix B.

13.0

INTERPRETATION AND CONCLUSIONS

The Tide property, located 36 km from tidewater at Stewart in northwestern British Columbia, covers a large, polymetallic mineralized system in the heart of the Early Jurassic Stewart-Unuk-Iskut metallogenic belt.  Numerous Au-Ag±Cu vein and porphyry deposits have been defined in this belt, associated with 193-198 Ma porphyritic intrusives.  Many of these deposits have remained undeveloped due to access challenges; the Tide property differs from them in its road connection to Stewart.  Strong multi-element (Au-Ag-As-Cu-Pb-Zn±Mo) soil and silt geochemistry covers a 2,000 by 4,200 m northerly-trending area of the Tide property, centred around a 200 to 1,000 m wide feldspar-hornblende porphyry sill, an off-shoot of the 193 Ma Summit Lake Stock.  Numerous Au-As and polymetallic Au-Ag-Zn-Pb-As zones have been identified since modern exploration commenced in 1980, spread over an area of 1,700 by 2,500 metres.

Mineralization on the Tide property appears to be spatially, and possibly genetically, related to the feldspar-hornblende porphyry sill.  The zones within the sill, or proximal to its contacts (Arrow, High-Grade and part of the Southpit), appear to be relatively enriched in Ag, Pb, Zn and Sb; those more distal to it (Northpit, 36, Riptide, Camp and part of the Southpit) are relatively enriched in Au and As.  The Au-As zones are dominated by quartz-pyrite-arsenopyrite veining emplaced within westerly-trending, steeply north-dipping fracture zones in hornfelsed volcanics and volcaniclastics; they lie within a 500 m wide band which parallels the sill and lies 100 to 900 m west of its contact.  The “proximal” group of mineral occurrences consist of polymetallic quartz-sphalerite-galena-pyrite± tetrahedrite±arsenopyrite veins at several orientations.  This group is mainly hosted by sericitized feldspar-hornblende porphyry, but the Southpit veins are located up to 300 m west of the sill contact.  Both the “distal” and “proximal” groups contain locally high precious metal contents, including 21.3 g/t Au (“distal” - Southpit Zone) and 105 g/t Au and 598 g/t Ag (“proximal” - Arrow Zone) in 2001 sampling. Quartz-sulphide vein float in Eastgold Creek and veining in the East Gold Mine area, 500 m north of the Tide property, have metal signatures similar to those of the polymetallic proximal mineralization.

On a regional scale, the Summit Lake Stock appears to be a slightly transgressive sill, climbing upward to the north from the base to the top of the Unuk River Formation’s Middle Andesite Unit.  The bulk of the stock/sill, south of the Tide property, is equigranular and unaltered, but its northern and higher end, on the Tide property, is porphyritic and variably altered.  It may be that the alteration and precious metal-rich sulphide mineralization on the Tide property are due to partitioning of volatiles and metals into the higher (northern) portion of the stock/sill.

The most prominent fracture and fault direction on the Tide property is ENE to ESE, hosting the “distal” mineralization in the Northpit, Riptide, Camp and 36 Zones.  However, some of the most important mineralization on the Tide property is associated with steep north-trending structures.  The highest grade vein found in outcrop on the property is the High-Grade Vein that follows a well-defined fault at 000°/90° and averages 1,958 g/t Ag and 8.1 g/t Au over 0.97 m.  The East Gold Mine, 500 m north of the Tide property, produced 46 tonnes of hand-cobbed ore grading 1,126 g/t Au and 3,106 g/t Ag from a vein trending 165°/70°W.  The emplacement of high-grade sulphide-rich, “proximal” polymetallic mineralization along steep north-trending structures could be very important in understanding the Arrow Zone.  Here, very high-grade polymetallic massive sulphide float boulders were found within a talus patch elongated along a pronounced, 1,600 m long, north-trending linear (the Arrow Fault).  An irregular patch of sericitized porphyry cut by sphalerite veinlets at the base of the fault scarp immediately uphill assayed 99.0 g/t Au across 0.3 m; this alteration and mineralization could be marginal to more significant mineralization emplaced along the Arrow Fault.  A 1984 VLF-EM survey, run along lines subparallel to the Arrow Fault, identified a weak conductor in the vicinity of the Arrow Zone.  Most of the Arrow Fault has received only cursory investigation and a parallel 1,200 m linear, located 320 m west, has not been explored at all.

The 36, Northpit, Riptide and Camp Zones lie within a distinct structural regime covering 700 by 1,200 m within the hornfels aureole of the feldspar-hornblende porphyry stock.  This area is dominated by fracture zones and shear zones having attitudes in the range 255-280º/65-85°N.  The exploration targets at the Northpit, Riptide and Camp Zones are discrete fracture zones, which have yielded erratic high assays over a few tens of centimetres.  At the 36 Zone, however, potential exists for a low grade bulk tonnage Au target.  Extensive chip sampling was carried out in 1996; 30% of the samples exceeded 500 ppb Au, concentrated within an area measuring 150 by 230 m and truncated to north and south by snow.  Erdman (1996) suggested that surface oxidation and physical removal of the joint-hosted mineralization may have lowered the apparent grade of surface exposures.  This interpretation is reinforced by the talus fines downslope from the 36 Zone, which consistently exceed 1,200 ppb Au and would be preferentially derived from the mineralized material eroded from the 36 Zone joints; this hypothesis can only be tested by drilling.

Very little work has ever been done on the Tide property north of the major East Gold Fault, which runs along Eastgold Creek, despite extensive sericite-pyrite alteration and gossans.  A 1994 reconnaissance soil line which returned scattered high values (including 1,900 ppb Au, 30.0 ppm Ag and 2,472 ppm Pb) has never been followed up.  Right on the property boundary, quartz-sulphide float with 1,775 ppb Au was sampled in 2001 in Eastgold Creek and a 1 by 2 m boulder of massive pyrite with 22.6 g/t Au was reported upstream in 1980; their source remains unknown.  Several significant occurrences have been reported within a few hundred metres north of the Tide property, including the East Gold Mine and the Portland, Catspaw and 4-J prospects.  Given the alteration, initial soil geochemistry and nearby prospects, it seems likely that further mineralization will be discovered in this package of rocks on the Tide property.

The 2001 exploration program on the Tide property successfully:

•

confirmed the tenor and style of reported precious metal mineralization over a large area;

•

determined a spatial, and probably genetic, relationship between mineralization and the 193 Ma feldspar-hornblende porphyry sill;

•

discovered a new zone of sulphide mineralization (Arrow Zone) with float and outcrop samples up to 105 g/t Au;

•

underlined the importance of north-south faults in hosting “proximal” Au-Ag-Pb-Zn mineralization and identified two major north-south structures which remain underexplored.

14.0

RECOMMENDATIONS

14.1

Program

A proposed exploration program for the Tide project should consist of diamond drilling.  Diamond drill targets would be directed at three areas; the Arrow, High Grade Pit and 36 Zones.  It is estimated that approximately 715 m (2345’) would be required for adequate testing of these areas.  In the Arrow area a hole directed west at –45° and, if successful, another at –60° would test the area immediately adjacent to the surface showings.  A second drill hole would target the Arrow structure 200 to 300 m south of the first Arrow hole.  One or two holes should target the High Grade Pit Showings, likely at an inclination of –45° and –60°.  This first set of holes would likely be relatively short ranging from 75 to 125 m in length.  The last anticipated area of drilling would be the 36 Zone where one or two longer holes (150 m) would be drilled toward the north or south to test east-west trending fracture controlled mineralization.

14.2

Budget

(All figures are in Canadian dollars)

Drilling (715 m @ $90/m)

$  64,350

Consulting wages

23,515

Chemical Analyses

3,798

Helicopter

31,450

Camp/rentals/consumables

23,230

Report

    8,000

Sub-total:

$ 154,343

Contingencies (@~10%)

   15,434

Subtotal

169,777

Project Supervision

   18,978

Subtotal

188,755

G.S.T. (@7%)

    13,213

TOTAL

$201,968

Respectfully submitted,

Henry J. Awmack, P.Eng.

EQUITY ENGINEERING LTD.

Vancouver, British Columbia

July 30, 2003

APPENDIX A

REFERENCES

REFERENCES

Allen, D.G. (1988): Summary Geological Report on the Tide Property; Private report for Austral Pacific Gold Corporation, 19 p.

Alldrick, D.J. (1987): Geology and Mineral Deposits of the Salmon River Valley, Stewart Area (1:50,000 map); British Columbia Geological Survey Open File 1987-22.

Alldrick, D.J. and Britton, J.M. (1991): Sulphurets Area Geology (1:20,000 maps); British Columbia Geological Survey Open File 1991-21.

Alldrick, D.J. (1993): Geology and Metallogeny of the Stewart Mining Camp, Northwestern British Columbia; British Columbia Geological Survey Bulletin 85, 105 p.

Awmack, H.J. (2001): 2001 Geological and Geochemical Report on the Tide Property, Report submitted for assessment credit to the British Columbia Ministry of Energy and Mines.

Ditson, G.M., Wells, R.C. and Bridge, D.J. (1995): Kerr: the geology and evolution of a deformed porphyry copper-gold deposit, northwestern British Columbia in Porphyry Deposits of the Northwestern Cordillera of North America; CIM Special Volume 46, p. 509-523.

Erdman, L. (1997): Geological and Geochemical Report on the Tide Property; British Columbia Ministry of Energy and Mines Assessment Report #24,815.

Garratt, G.L. (1983): Reconnaissance Geological Report on the Tide and Tide 2 Claims; British Columbia Ministry of Energy and Mines Assessment Report #11,528, Part 1 of 3.

Geological Survey of Canada (1988): National Geochemical Reconnaissance, 1:250,000 Map Series, Iskut River, British Columbia (NTS 104B); GSC Open File 1645.

Hewett, F.G. (1981): Geochemical Report on the Tide Group; British Columbia Ministry of Energy and Mines Assessment Report #9,687.

Kemp, R. (1994): Geological and Geochemical Report on the Tide Property; British Columbia Ministry of Energy and Mines Assessment Report #23,642.

Kemp, R. (1995): Geological and Geochemical Report on the Tide Property; British Columbia Ministry of Energy and Mines Assessment Report #24,190.

MacDonald, A.J., Lewis, P.D., Thompson, J.F.H., Nadaraju, G., Bartsch, R.D., Bridge, D.J., Rhys, D.A., Roth, T., Kaip, A., Godwin, C.I. and Sinclair, A.J. (1996): Metallogeny of an Early to Middle Jurassic Arc, Iskut River Area, Northwestern British Columbia; Economic Geology, p. 1098-1114.

MacLeod, J.W. (1980): Geochemical Report on the Tide Claim; British Columbia Ministry of Energy and Mines Assessment Report #8,656.

MacLeod, J.W. (1983): Geochemical Report on Tide and Berendon Groups; British Columbia Ministry of Energy and Mines Assessment Report #11,528, Part 3 of 3.

MacLeod, J.W. (1984): Report on 1984 Program, Geological, Geochemical, Geophysical, Tide Joint Venture; British Columbia Ministry of Energy and Mines Assessment Report #13,072.

MacLeod, J.W. (1986): Diamond Drill Report on Tide Joint Venture; British Columbia Ministry of Energy and Mines Assessment Reports #15,410 and #15,626.

Margolis, J. and Britten, R.M. (1995): Porphyry-style and epithermal copper-molybdenum-gold-silver mineralization in the northern and southeastern Sulphurets district, northwestern British Columbia in Porphyry Deposits of the Northwestern Cordillera of North America; CIM Special Volume 46, p. 499-508.

Minfile (2001): Web-based mineral occurrence data produced by British Columbia Ministry of Energy and Mines.

Rhys, D.A. (1995): The Red Bluff gold-copper porphyry and associated precious and base metal veins, northwestern British Columbia in Porphyry Deposits of the Northwestern Cordillera of North America; CIM Special Volume 46, p. 838-850.

Rhys, D.A., Sieb, M., Frostad, S.R., Swanson, C.L., Prefontaine, M.A., Mortenson, J.K. and Smit, H.Q. (1995): Geology and setting of the Red Mountain gold-silver deposits, northwestern British Columbia in Porphyry Deposits of the Northwestern Cordillera of North America; CIM Special Volume 46, p. 811-828.

Sheldrake, R.F. (1983): Report on a Multifrequency Electromagnetic and Magnetic Survey on the Tide and Berendon Claim Group in the Bowser River Area, B.C.; British Columbia Ministry of Energy and Mines Assessment Report #11,528, Part 2 of 3.

Sheldrake, R.F. (1988): Geophysical Report on the Tide Claim Group; British Columbia Ministry of Energy and Mines Assessment Report #17,894.

Somerville, R. (1990): Geological, Geophysical and Diamond Drilling Report on the Tide, Tide 2, Berendon 2-5 and Low Tide Claims; British Columbia Ministry of Energy and Mines Assessment Report #20,771.

APPENDIX B

2001 QUALITY CONTROL / QUALITY ASSURANCE

2001 QUALITY CONTROL / QUALITY ASSURANCE

I.

Chain of Custody

All samples were packed in rice sacks and sealed with uniquely-numbered non-resealable security straps. Rice sacks were trucked via BTS to ALS Chemex in Vancouver.  ALS Chemex reported that all bags were received in good condition, with all security straps intact, and with no evidence of tampering.

II.

Blanks

Blanks are samples which are known to be barren of mineralization, and are inserted into the sample stream to determine whether contamination has occurred after sample collection.

Two blanks were inserted into the rock sample sequence by ALS Chemex, a Au blank and a silica powder sample for the remainder of trace elements.  No contamination was detected by the Au-blank, whereas there may be an indication of minor sample carryover by the results in Pb and Sb.

Sample	Au	Ag	As	Cu	Mo	Pb	Sb	Zn
	ppb	ppm	ppm	ppm	ppm	ppm	ppm	Ppm
Au BLANK	<5	--	--	--	--	--	--	--
Chemex Mean	<5	--	--	--	--	--	--	--
SiO2-B5	--	<0.2	2	<1	<1	8	2	<2
Chemex Mean	--	<0.2	<2	<1	<1	2	<2	<2

The level of contamination of the silica blank is well below the level that would present a concern.

III.

Standards

In addition to blanks ALS Chemex inserted four rock sample standards to detect variance in the trace elements other than Au and 4 rock standards to monitor the Au precision.  Most of the standards showed a variance within 5% of the accepted standard values, however, Ag showed a variance of up to 17%.  The two Au standards showed a variance of 8% and 2% of the accepted value.

Levels of precision shown by the standards, with the exception of one poor Ag result, fall within reasonable levels of analytical precision.  The wider range of Ag may not be surprising and is not of a concern since the Ag concentration in the standard is at a low level and approaching the detection limit.

IV.

Lab Duplicate Analysis

Lab duplicates are analyses of two portions of a prepared sample. They are used to measure the reproducibility of laboratory analyses.

Two duplicates were analysed by ALS Chemex out of the 75 rock samples.  With only two duplicate pairs available out of a small sample population it is impossible to make any statistical arguments as to the analytical reproducibility.  A simple comparison of the duplicate analyses indicates very good agreement with respect to all elements determined.

APPENDIX C

2001 METALLICS (SCREEN) ASSAYS

2001 METALLICS (SCREEN) ASSAYS

Particulate Au is malleable and flattened during the pulverization process.  With the standard sample preparation for fire assays and geochemical analysis, any coarse Au left on the screens is disregarded.  With metallic assaying, the coarse Au contribution (+ Fraction) is added to the assay for the material passing the 150 mesh screen (- Fraction), giving a truer estimate for the total Au content.

Reject portions of five of the six rock samples exceeding 10,000 ppb Au in initial geochemical analysis were subjected to metallic assaying to determine whether coarse particulate Au is present and under-reported by conventional sample preparation (the sixth sample was too small for this procedure).  The following table shows that two of the five contained a significant amount of particulate Au, causing a 13-39% increase in grade.  Comparison of the minus fraction assays for initial and reject samples demonstrates moderate variability (1-28%) in grade between the two splits.  It is interesting to note that the two samples (#276386 and #276392) from the Southpit Zone show no evidence of coarse Au and little variability between sample splits.  By contrast, the three samples from the Silver Creek area all show increased variability between splits and two (#51082 and #51093) demonstrate the presence of coarse Au.

Sample	Initial Sample Split		Reject Sample Split (Metallic Assay)				Difference
		- Fraction	+ Fraction	- Fraction	Total	Increase	between
	Geochem	Assay	Gold	Assay	Grade	in	Splits[2]
	(ppb)	(g/t)	(mg)	(g/t)	(g/t)	Grade[1]
51079	>10000	19.32	0.192	14.88	15.04	1%	28%
51082	>10000	80.38	6.336	71.28	99.04	39%	13%
51093	>10000	109.25	18.737	93.47	105.19	13%	17%
276386	>10000	20.51	0.294	20.62	21.29	3%	1%
276392	>10000	19.01	0.100	20.00	19.93	0%	5%

1 For the metallic assays, total assay relative to the minus fraction assay

2 Percent difference between minus fraction assays for the initial and reject splits

APPENDIX C

ENGINEER'S CERTIFICATE

ENGINEER'S CERTIFICATE

Henry J. Awmack, P.Eng.

700-700 West Pender Street

Vancouver, B.C. V6C 1G2

604-688-9806

I, Henry Awmack P.Eng., am a Professional Engineer residing at 1735 Larch Street, Vancouver, British Columbia, Canada.

I am a member in good standing of the Association of Professional Engineers and Geoscientists of British Columbia.

I graduated from the University of British Columbia with a Bachelor of Applied Science (Honours) degree in geological engineering (Mineral Exploration Option) in 1982, and I have practiced my profession continuously since 1982.

Since 1982 I have been involved in mineral exploration for gold, silver, copper, lead, zinc, cobalt, nickel and tin in Canada, Costa Rica, Panama, Chile, Argentina, Brazil, Peru, Ecuador, Venezuela, Nicaragua, Bolivia, Mexico, Indonesia, China and Egypt.  I have worked on a number of mesothermal to epithermal vein projects and porphyry copper±gold projects in British Columbia, Costa Rica, Indonesia and Panama.  As a result of my experience and qualification I am a Qualified Person as defined in N.P. 43-101.

I am a Consulting Geological Engineer and principal of Equity Engineering Ltd, a geological consulting and contracting firm and have been so since February 1987.

I examined directed exploration programs on the Tide property in 2001 for Rimfire Minerals Ltd.  During this program, I examined and sampled several of the known showings, and prepared the report detailing results of the 2001 exploration program.

As a director of Rimfire Minerals Corporation, I am not independent of Rimfire Minerals Corporation in accordance with the application of Section 1.5 of National Instrument 43-101.

I have read National Instrument 43-101, Form 43-101FI and this report has been prepared in compliance with NI 43-101 and Form 43-101FI.

Dated at Vancouver, British Columbia, this 30th day of July 2003.

“Henry J. Awmack”

Henry J. Awmack, P.Eng.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RIMFIRE MINERALS CORPORATION

(Registrant)

By:         “David A. Caulfield”

David A. Caulfield, President

Date

August 20, 2003